Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

May 30, 2012

iPath®

Exchange Traded Notes

iPath® Exchange

Traded Notes (ETNs)

iPath® Currency ETNs

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iPath®

About iPath® ETNs

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iPath®

What are iPath® Exchange Traded

Notes (ETNs)?

Defining iPath® ETNs Senior, unsecured debt securities Issued by Barclays Bank PLC Have a maturity date Linked to the performance of an index, less fees Offer no principal protection ETNs are linked to the return of an index, less fees Unlike ETFs, no underlying assets are held No tracking error to linked index1 Provide access to hard-to-reach assets or strategies

1. Tracking error refers to the under/over performance differential of an ETN versus its benchmark index over a given time period, after accounting for the ETN’s fees and costs. One cannot invest directly in an index.

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iPath® ETN Return Components

ETN Return

= Index Return –

Fees/Costs

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iPath®

iPath® ETNs: Familiar Features, Unique Benefits

Differences and Similarities between ETNs and Exchange Traded Funds (ETFs) yBoth ETNs and ETFs provide investors with access to the returns of various market benchmarks. However, ETNs are senior, unsecured debt securities issued by Barclays Bank PLC, whereas ETFs are typically registered investment companies and are collateralized by an underlying portfolio of securities

ETNs ETFs Liquidity Daily on exchange Daily on exchange

Registration Securities Act of 1933 Investment Company Act of 1940 Recourse Issuer credit Portfolio of securities Principal Risk Market and Issuer Risk Market Risk Institutional size redemption Daily to the issuer Daily via custodian Short sales* Yes, on an uptick or a downtick Yes, on an uptick or a downtick

* With short sales, an investor faces the potential for unlimited losses as the security’s price rises.

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iPath®

What is iPath®?

iPath®: An offering that stands apart from the crowd yFirst offering of exchange traded notes (ETNs) in the US

yBegan trading in 2006

yLargest suite of ETNs in the US offered by one issuer yBroad array of exposures, spanning from volatility to fixed income

Credit issuer risk

yiPath® ETNs are debt securities issued by Barclays Bank PLC and payments on the ETNs are subject to the creditworthiness of Barclays Bank PLC

Daily Redemption

yOn a daily basis, blocks1 of shares can be redeemed at Closing Indicative Note Value of the relevant valuation date2

1.Blocks of 25,000 or 50,000, depending on the product.

2.Subject to certain terms and conditions, see the applicable prospectus for details.

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iPath®

iPath® ETNs are issued by

Barclays Bank PLC

Barclays Bank PLC is the issuer of iPath® ETNs

y One of the largest financial services companies in the world with over 300 years of history and expertise in banking y A major global financial services provider engaged in

– Retail banking

– Credit cards

– Corporate and investment banking

– Wealth management y Operating in over 50 countries and employs approximately 145,000 people

Barclays Capital Inc . acts as the issuer s agent ‘ in connection with the distribution of iPath® ETNs iPath® ETNs are backed by the credit of Barclays Bank PLC1

y Ratings for Barclays Bank PLC long-term, senior unsecured debt

– A+ by S&P

– Aa3 by Moody’s Investors Service, Inc.

1. The iPath® ETNs are not rated, but are backed by the credit of Barclays Bank PLC. Credit ratings relate solely to the issuer, Barclays Bank PLC, and not to the ETNs . A security rating is not a recommendation to buy , sell or hold securities , and each rating should be evaluat ed independently of any other rating. Credit ratings are subject to revision or withdrawal at any time by the assigning rating organization, which may have an adverse effect on the market price or marketability of the iPath ETNs.

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iPath®

iPath® ETN Product Suite

Principal Amount Number of Outstanding Products ($M)

Commodities 40 4,243

DJ-UBS Indices 19 3,311 S&P GSCI Indices 2 842

Pure Beta Indices 18 87 Seasonal Natural Gas Index 1 2

Equity 18 2,936

Volatility 6 2,342 Buy-Write 1 12 India 1 529 Inverse/Leveraged 10 54

Fixed Income 10 229 Currency / Other 8 69 Total 76 7,477

Source: BlackRock, Inc., as of 03/30/11.

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iPath®

iPath® ETN Features

Potential Benefits

y Access to hard-to-obtain assets or strategies y Operationally efficient y Listed on NYSE Arca and other exchanges y No tracking error

Unique Access

Commodities Fixed Income Currencies Alternatives Equities Strategies

Key Considerations

Market Risk: ETNs are not principal protected 1

Liquidity Risk2

Issuer Credit Risk3

1. The return of an ETN is linked to the performance of an index, less fees and applicable costs. The index may rise or fall depending on market conditions, affecting the value of the investment return. Investors may lose some or all of their investment in the ETN.

2. As an exchange -traded product, an ETN can be bought and sold daily on an exchange during normal US market hours. Investors may be exposed to risk overnight and during other non-trading hours. Additionally, investors may be exposed to risk when the ETN is trading but the market on which the underlying index is based is closed.

3. Investors are exposed to issuer credit risk when investing in any debt security, including ETNs. It is possible that an issuer may not be able to meet its obligations on the ETNs as they become due.

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Trading iPath® ETNs

Investor can trade iPath® ETNs in three ways

Buy/sell at market price

1 Intermediary Exchange during market hours

Barclays Create/Redeem ETN 2 Intermediary directly to Barclays Bank PLC Bank PLC*

Investor

Hold Until Buy and hold

3 until maturity

Maturity

* Typically in amounts of 25,000 or 50,000 units per redemption (a redemption charge may apply). See relevant prospectus for procedures and applicable minimum amount.

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Taxation

Treatment Recognition Of Type At Maturity Curren t Income Alternatives Capital Gains No Buy-Write Capital Gains No Commodities Capital Gains No Equity Capital Gains No Fixed Income Capital Gains No Leveraged Capital Gains No Currency Exchange Rate Ordinary Income Yes Global Emerging Markets Ordinary Income Yes

Strategy (GEMS)

Carry Trade Ordinary Income No

U.S. FEDERAL INCOME TAX CONSIDERATIONS

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iPath®

iPath® Currency ETNs

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# Why currency?

For non-US assets, changes in the value of local currencies relative to the US dollar can affect a US investor's returns

- **Total Return (USD) = Local price return + Currency Return**

| | MSCI EURO | | | MSCI UK | | | MSCI JAPAN | | | MSCI CANADA | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Local returns | Currency returns | USD returns | Local returns | Currency returns | USD returns | Local returns | Currency returns | USD returns | Local returns | Currency returns | USD returns |
| 2006 | 15.9% | 11.4% | 30.2% | 10.7% | 13.7% | 26.2% | 6.1% | -1.1% | 5.1% | 15.7% | -0.3% | 16.2% |
| 2007 | 3.3% | 10.5% | 11.0% | 3.0% | 1.3% | 4.7% | -11.3% | 6.5% | -5.4% | 8.2% | 16.8% | 27.6% |
| 2008 | -40.9% | -4.2% | -48.2% | -31.6% | -26.5% | -50.6% | -43.6% | 23.3% | -30.5% | -33.2% | -18.1% | -46.6% |
| 2009 | 23.4% | 2.5% | 31.2% | 22.3% | 10.8% | 37.3% | 7.3% | -2.6% | 4.4% | 29.7% | 15.7% | 52.7% |
| 2010 | 3.9% | -6.5% | 1.0% | 8.5% | -3.5% | 5.2% | -1.2% | 14.7% | 13.4% | 12.0% | 5.5% | 18.2% |
| 2011 | -12.2% | -3.2% | -13.8% | -5.4% | -0.4% | -6.1% | -20.5% | 5.5% | -16.2% | -12.2% | -2.3% | -14.4% |

- For US investors, local currency appreciation may enhance overall US dollar return, local currency depreciation may reduce returns

Source: Bloomberg, 2006–2011.

**Index Returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index Returns do not reflect any fees, transaction costs, or expenses which would reduce your actual return. Indexes are unmanaged and one cannot invest directly in an index. Past performance is not indicative of future results.**

Page 13

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iPath®

The Investment Case for Currenc y

Exchange Rate Correlation 1 to Currency Correlation 1 Underlying Equity Market across countries

5-year correlations between EUR GBP JPY CAD equity and currency returns

(measured using exchange rate to USD and MSCI local index returns)

EUR 0.61 0.20 0.45 Europe 0.31 GBP 0.61 0.04 0.46 United Kingdom 0.29 JPY 0.21 0.04 0.18 Japan -0.41 CAD 0.45 0.46 0.18

Canada 0.51

EUR GBP JPY CAD Historical Annualized 10.91% 10.86% 11.10% 11.32% Volatility 2

Source: Bloomberg, MSCI Inc, 12/31/05 –3/30/12. Correlations calculated using weekly returns.

1. Correlation is the term used to describe the historical statistical relationship between two or more quantities or variables. Perfectly correlated assets have a correlation coefficient of one, while the correlation coefficient is zero when returns on two assets are completely independent.

2. Volatility is a measure of variability from the expected value. Annualized Volatility is based on monthly returns for a specifie , d time period and describes how the annual returns in a given annual period have differed from average annualized returns. Because the Annualized Volatility is based on historical data, it may not predict variability on annualized performance of the ETNs in the future.

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Currenc y as an Asset Class

Ability to separate the currency decision from other investment decisions y Explicit, conscious decision y Increase opportunities and potential investment views Historically low correlation with bonds and equities y Low to negative historical correlations with equities y Hedging bonds can help reduce correlations y Currencies themselves offer additional diversification benefits Given market inefficiencies , return opportunities exist y Majority of currency transactions are not motivated by speculation on currency movements y Currencies may deviate from fair value for extended periods y Unlike traditional asset classes , however , currencies . do not have a positive expected return

Diversification may not protect against market risk.

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iPath®

Currenc y Strategies

Implement short-term tactical views yPositive/negative view on the US dollar or foreign currency Use as a substitute for other asset classes ye.g. , Purchase currencies of commodities -exporting countries for potential indirect exposure to commodity prices Overlay ySepara te currency view from a market or active manager decision Global cash diversification yAway from US dollar into other currencies Risk reduction through currency hedging yReduce or remove unwanted risk from foreign currency movements of volatility

The strategies discusses are strictly for illustrative and educational purposes and should not be constructed as a recommendation to purchase or sell, or an offer to sell or a solicitation of an offer to buy any security. There is no guarantee that any strategy discussed will be effective.

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iPath®

Currency Exchange Traded Products Across Providers

9 45

8 40 $ B)

( 7 35 tanding 6 30 ucts

5 25 Prod Outs of Amount 4 20 al 3 15 Number Princip 2 10

1 5

0 0

06/06 09/06 12/06 03/07 06/07 09/07 12/07 03/08 06/08 09/08 12/08 03/09 06/09 09/09 12/09 03/10 06/10 09/10 12/10 03/11 06/11 09/11 12/11 03/12 Total Principal Amount Outstanding Number of Products

Source: Bloomberg, 6/30/2006 – 03/30/2012

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iPath®

iPath ® Currenc y ETNs

iPath® ETN Name Ticker Symbol Exposure Yearly Fee1

Exchange Rate iPath® EUR/USD Exchange Rate ETN ERO EUR/USD 0.40% iPath® GBP/USD Exchange Rate ETN GBB GBP/USD 0.40% iPath® JPY/USD Exchange Rate ETN 40% JYN JPY/USD 0.

Multi-Currency

iPath® GEMS Index™ ETN JEM 15 emerging markets currencies 0.89%

® 8 Asian emerging market iPath GEMS Asia 8 ETN AYT 0.89% currencies

® 5 Middle Eastern and Asian iPath Asian & Gulf Currency Revaluation ETN PGD 0.89% currencies iPath® Optimized Currency Carry ETN ICI G10 currencies 0.65%

1. The investor fee is equal to the Yearly fee times the principal amount of your securities times the index factor calculated on a daily basis in the following manner: The investor fee on the inception date is equal to zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to the Yearly Fee times the principal amount of your securities times the index , factor on that day (or if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the currency component on that day times the accumulation component on that day.

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iPath® Exchan ge Rate ETNs

As the €, £, ¥ appreciate relative to the $ (exchange rate increases in value), the correspon ding iPath Exchange Rate ETN increases in value:

iPath Exchange 1 Currency Return + Deposit Rate Investor Fee Rate ETN Return

1. The investor fee is equal to the Yearly fee times the principal amount of your securities times the index factor calculated on a daily basis in the following manner: The investor fee on the inception date is equal to zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to the Yearly Fee times the principal amount of your securities times the index , factor on that day (or if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the currency component on that day times the accumulation component on that day.

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iPath® Global Emerging Markets Strategy

(GEMS) ETNs

y Linked to Barclays GEMS Indices, designed to provide exposure to local currencies in specified emerging markets , through short-term liquid and diversified instruments y Designed to pay a monthly coupon depending on implied interest earned

y May be used by investors seeking emerging markets exposure with potential for income, historically low volatility and low duration

Broad emerging Asia emerging

Pegged currencies markets currencies markets currencies

JEM AYT PGD

Currencies Currencies Currencies

Hungarian Florint Columbian Peso Chinese Yuan Indian Rupee Polish Zloty Mexican Peso Hong Kong Dollar Indonesian Rupiah Russian Ruble Indian Rupee Saudi Riyal Philippine Peso South African Rand Indonesian Rupiah Singapore Dollar South Korean Won Turkish Lira Philippine Peso UAE Dirham Thai Baht Argentine Peso South Korean Won Malaysian Ringgit Brazilian Real Thai Baht Taiwan Dollar Chilean Peso Chinese Yuan

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iPath®

Barclays Global Emerging Markets

Strategy (GEMS) Performance

Barclays Barclays GEMS Asia 8 Barclays GEMS Pegged S&P 500® GEMS Index™ Index™ Currency Index™ Index

Annualized Returns 30% 2. 1. 43% 0. 1. 21% 69%

Volatility 1 10.44% 6.26% 1.51% 24.85% Correlation 2 vs.

® 0.69 0.59 0.48 1.00 S&P 500 Index

120%

110% Barclays GEMS Index™ 100% 90% Barclays GEMS Asia 8 preciation Index™ 80%

Ap

70% Barclays GEMS Pegged Currency Index™

Percent 60% 50%

S&P 500 Index 40% 04/08 06/08 08/08 10/08 12/08 02/09 04/09 06/09 08/09 10/09 12/09 02/10 04/10 06/10 08/10 10/10 12/10 02/11 04/11 06/11 08/11 10/11 12/11 02/12

Source: Bloomberg, 4/4/08–03/30/12, using daily data.

Past performance is not indicative of future results. One cannot invest directly in an index.

1.Volatility is a measure of variability from the expected value. Annualized volatility is based on monthly returns for a specified time period, and describes how the annual returns in a given annual period have differed from average annualized returns. Because the Annualized Volatility is based on historical data, it may not predict variability on annualized performance of the ETNs in the future .

2. Correlation is the term used to describe the historical statistical relationship between two or more quantities or variables. Perfectly correlated assets have a correlation coefficient of one, while the correlation coefficient is zero when returns on two assets are completely independent.

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iPath® Optimized Currency

Carry ETN (ICI)

What is the “carry trade”? yBorrows in currencies with low domestic yields and invests in currencies with high domestic yields ySeeks to capture potential returns from the difference in yields

The Intelligent Carry Strategy used by the iPath® ICI ETN is applied to the “G10 currencies”

yEuro yCanadian Dollar yUS Dollar yAustralian Dollar yJapanese Yen yNew Zealand Dollar yBritish Pound ySwedish Krona ySwiss Franc yNorwegian Krone

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Barclays Optimized Currency Carry Index ™ Performance

Barclays Optimized Currency

Carry Index™ S&P 500® Index

Annualized Returns 0. 31% 1. 22% -

Volatility 1 6.18% 24.64% Correlation 2 vs. S&P 500® Index 0.32

110%

100% Barclays Optimized 90% Currency Carry Index™ 80% Appreciation S&P 500 Index 70% Percent 60% 50%

40%

02/ 08 08 04/ 08 06/ 08 08/ 10/ 08 08 12/ 09 02/ 09 04/ 06/ 09 09 08/ 09 10/ 09 12/ 10 02/ 04/ 10 06/ 10 08/ 10 10 10/ 10 12/ 02/ 11 04/ 11 06/ 11 11 08/ 11 10/ 11 12/ 02/ 12

Source: Bloomberg, 2/1/08–3/30/12, using daily data.

Past performance is not indicative of future results. One cannot invest directly in an index.

1.Volatility is a measure of variability from the expected value. Annualized volatility is based on monthly returns for a specified time period, and describes how the annual returns in a given annual period have differed from average annualized returns. Because the Annualized Volatility is based on historical data, it may not predict variability on annualized performance of the ETNs in the future .

2. Correlation is the term used to describe the historical statistical relationship between two or more quantities or variables. Perfectly correlated assets have a correlation coefficient of one, while the correlation coefficient is zero when returns on two assets are completely independent.

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iPath® Currenc y ETNs

Common Uses yExpress directional view on currency yCash diversification: Use foreign currencies to diversify USD holdings yHedging needs

Key Features yCost-effective access yListed on NYSE Arca stock exchange yICI: Exposure to a risk-managed, long/short multi-currency strategy

Diversification may not protect against market risk.

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Disclosure

Selected Risk Considerations

An investment in the iPath ETNs described herein (the “ETNs”) involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement. You May Lose Some or All of Your Principal : The ETNs are exposed to change in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased or decreased, as the case may be. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectl y, an obligation of or guaranteed by an . y third party Any payment to be made on the ETNs, includin g any payment at maturit y or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Single Currency Exchange Risk: An investment in ETNs linked to the performance of a foreign currency exchange rate is subject to risks associated with fluctuations, particularly a decline, in the price of the applicable single foreign currency relative to the US dollar. Factors that may have the effect of causing a decline in the price of a foreign currency include national debt levels and trade deficits, domestic and foreign inflation rates, domestic and foreign interest rates, and global or regional economic, financial, political, regulatory, geographical or judicial events. Currency exchange rates may be extremely volatile, and exposure to a single currency can lead to significant losses.

Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the US stock or foreign exchange markets, the index components included in the underlying index, and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the ETNs, including econom ic, financia, po l , l litica regulatory, geograp hical or judicial events that affect the level of such index or other financial instruments related to such index.

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Currency Carry Risk: Because the carry trade involves investing in high-yielding currencies with the exposure financed by borrowings in low-yielding currencies, the success of the Optimized Currency Carry Strategy, the level of the Barclays Optimized Currency Carry IndexTM and the market value of the ETNs linked to that index will depend on the exchange rates and interest rates applicable to the index constituent currencies. If the applicable exchange rates or interest rates move against the direction targeted by the Intelligent Carry Strategy, the level of such index, and the market value of the ETNs, will decline. Factors that may contribute to volatile fluctuations in such index include exchange rates applicable to the index constituent currenc ies, interest rates applicable to the constituent currenc ies, the prevailing interest rate environment, and global or regional economic, financial, political, regulatory, geographical or judicial events that affect exchange rates and interest rates.

Exchange Rate Risk: Because the performance of the Barclays Global Emerging Markets (GEMS) Indices is linked to the exchange rates between the index constituent currencies and the US dollar, the level of such underlying index may be affected by unpredictable changes in currency prices, including as a result of government action. Because some or all of the index constituent currencies do not float freely and are currently either managed or pegged by their respective governments, and the exchange rates of managed and pegged currencies tend to fluctuate significantly less than those of free-floating currenc ies, there is limited potential for the increase in value of such underlying index. Emerging Market Risk: The market value of the ETNs linked to one of the Barclays Global Emerging Markets (GEMS) Indices may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. Investments in emerging market currencies carries the risk of loss from unfavorable fluctuations in currency exchange rates due to economic, social, political, financial and military conditions in the emerging markets. Such ETNs may be subject to more volatility than investments outside of emerging markets.

A Trading Market for the ETNs May Not Develop : Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions : You must redeem at least 25,000 or 50,000 (depending on the series) ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

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Uncertain Tax Treatment : Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN. com or EDGAR on the SEC website at www.sec. . gov Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Investments, LLC assists in the promotion of the iPath ETNs.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

“Barclays Optimized Currency Carry IndexTM”, “USD Optimized Currency Carry IndexTM” “Barclays Global Emerging Markets Strategy (GEMS) Asia

8 IndexTM”, “Barclays Global Emerging Markets Strategy (GEMS) Pegged Currency IndexTM” and “Barclays Global Emerging Markets Strategy (GEMS) IndexTM” are trademarks of Barclays Bank PLC.

© 2012 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE

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iPath®

Thank you

For more information, visit

www.iPathETN. com

Prospectuses

Info Sheets

Frequently Asked Questions

1-877-764-7284

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